1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2011
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 13, 2011	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Aluminum Corporation of China Limited* (the "Company"), you should at once hand this Circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTION -
ACQUISITION OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL TRADING CO., Ltd. *

Independent financial adviser to the
Independent Board Committee and Independent Shareholders

A letter from the Board is set out on pages 1 to 8 of this Circular. A letter from Independent Board Committee is set out on pages 9 to 10 of this Circular. A letter from China Merchants Securities containing its advice to the Independent Board Committee and the Independent Shareholders of the Company is set out on pages 11 to 18 of this Circular.

The Proposed Acquisition is subject to approval by the Independent Shareholders at the 2010 annual general meeting of the Company ("AGM"), which will be held on Tuesday, 31 May 2011 at 10:30 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A notice convening the AGM is enclosed with the circular of the Company dated 14 April 2011 ("AGM Circular").

A reply slip and a form of proxy for use at the AGM are enclosed in the AGM Circular and are also published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Wednesday, 11 May 2011. Shareholders who intend to appoint a proxy to attend the AGM shall complete and return form of proxy enclosed in the AGM Circular in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

14 April 2011

* For identification purpose only

CONTENTS

Page

Definitions	ii

Letter from the Board	1

Letter from the Independent Board Committee	9

Letter from the China Merchants Securities	11

Appendix - General Information	A1

- i -

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	the domestic shares issued by the Company and denominated in RMB with a nominal value of RMB1.00 each which are listed on the Shanghai Stock Exchange

"AGM"

the 2010 annual general meeting of the Company to be convened on Tuesday, 31 May 2011 at 10:30 a.m. at the Company's conference room, 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China

"AGM Circular"	the circular of the Company dated 14 April 2011 in which the Company, among other things, gives notice of the AGM

"associate(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Board"	the board of Directors of the Company

"CAD"	, China Aluminum Development Limited*, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of Chinalco

"CBEX"	, China Beijing Equity Exchange Group, an equity exchange services institution authorised by the Beijing Municipal Government of the PRC

"China Merchants Securities"

China Merchants Securities (HK) Co., Limited, a corporation licensed to carry on type 1 (dealing in securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO, the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition

* For identification purpose only

- ii -

DEFINITIONS

"Chinalco"	Aluminum Corporation of China* , a state-owned enterprise and the controlling shareholder of the Company holding (together with its associates) 41.82% of the total issued share capital of the Company

"CIT"	means , China Aluminum International Trading Co., Ltd.*, a limited liability company incorporated in the PRC owned as to 90.5% by the Company and as to 9.5% by CAD

"Company"

Aluminum Corporation of China Limited , a joint stock limited company incorporated in the People's Republic of China with limited liability, whose A Shares, H Shares, American depository receipts are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange, Inc., respectively

"connected person(s)"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Consideration"	the consideration of the Proposed Acquisition to be paid by the Company to CAD under the Proposed Agreement

"Director(s)"	the directors of the Company

"Equity Interests"	the 9.5% equity interests in CIT owned by CAD, being all of CAD's interests in CIT

"Group"	the Company and its subsidiaries

"H Shares"

the overseas-listed foreign invested shares in the Company's share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited

* For identification purpose only

- iii -

DEFINITIONS

"Independent Board Committee"

a committee of the Board established for the purpose of considering the Proposed Acquisition, comprising independent non-executive Directors, namely, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao

"Independent Shareholders"	the Shareholders (other than Chinalco, and its associates) who are not required to abstain from voting on the resolution to be proposed in respect of the Proposed Acquisition at the AGM

"Latest Practicable Date"	Monday, 11 April 2011, being the latest practicable date of ascertaining information contained in this Circular prior to its publication

"Parties"	the parties to the Proposed Agreement, namely, CAD and the Company

"Proposed Acquisition"	the proposed acquisition of the Equity Interests by the Company from CAD under the Proposed Agreement

"Proposed Agreement"	the equity transfer agreement to be entered into between CAD (as vendor) and the Company (as purchaser) in relation to the Proposed Acquisition pending approval by the Independent Shareholders

"RMB"	Renminbi, the lawful currency of the PRC

"SFO"	the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) as amended from time to time

"Shareholders"	the holders of A Shares and holders of H Shares

"subsidiary"	has the same meaning ascribed thereto under the Hong Kong Listing Rules

"Valuation Report"

the valuation report on the Equity Interests dated 12 November 2010 prepared by Zhongyu Asset Evaluation Limited* , an asset valuation company which was appointed by CAD and is independent to the Company, its connected persons and their respective associates

* For identification purpose only

- iv -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
Executive Directors:	Registered office:
Mr. Xiong Weiping	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Liu Xiangmin	Beijing
The People's Republic of China
Non-executive Directors:	Postal code: 100082
Mr. Shi Chungui
Mr. Lv Youqing	Principal place of business:
No. 62 North Xizhimen Street
Independent non-executive Directors:	Haidian District
Mr. Zhang Zhuoyuan	Beijing
Mr. Wang Mengkui	The People's Republic of China
Mr. Zhu Demiao	Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

14 April 2011

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION -
ACQUISITION OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL TRADING CO., Ltd. *

I.	INTRODUCTION

Reference is made to the announcement of the Company dated 17 March 2011 relating to the Company's proposed acquisition of 9.5% equity interests in CIT.

* For identification purpose only

- 1 -

LETTER FROM THE BOARD

CIT is a non-subsidiary of the Company owned as to 90.5% by the Company and 9.5% by CAD, a subsidiary of Chinalco. In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, CAD listed the Equity Interests, being all of its interests in CIT, on CBEX for open bidding by public bidders. On 21 December 2010, the Company submitted a bid for the Equity Interests at a bid price of RMB115,346,929 (equivalent to approximately HK$137,262,846), which is equivalent to the list price for the Equity Interests on CBEX. The Company, being the only bidder for the Equity Interests, successfully bid the Equity Interests. Subject to approval by the Independent Shareholders at the AGM, the Company, as purchaser, and CAD, as vendor, will enter into the Proposed Agreement, the principal terms of which are set out in section II "The Proposed Agreement" below. Upon completion of the Proposed Acquisition, CIT will become a wholly-owned subsidiary of the Company.

At the Eighth Meeting of the Fourth Session of the Board, all Directors including the independent non-executive Directors (other than Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their holding management positions in Chinalco), approved the Proposed Acquisition. The Board also approved the formation of the Independent Board Committee to advise the Independent Shareholders in respect of the Proposed Acquisition and the appointment of an independent financial adviser to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition.

II.	THE PROPOSED AGREEMENT

The principal terms of the Proposed Agreement are as follows:

A.	Parties

(i)	CAD, as vendor; and

(ii)	The Company, as purchaser

- 2 -

LETTER FROM THE BOARD

B.	Consideration

RMB115,346,929 (equivalent to approximately HK$137,262,846), of which:

(i)	RMB85,346,929 (equivalent to approximately HK$101,562,846) shall be paid by the Company in cash to CAD within 5 business days from the date of the Proposed Agreement; and

(ii)	RMB30,000,000 (equivalent to approximately HK$35,700,000), which was paid by the Company to CBEX as earnest money, shall be applied as part payment of the Consideration.

C.	Other material terms

The Proposed Agreement contains the following principal terms:

(i)

in the event that a party terminates the Proposed Agreement otherwise than in accordance with the Proposed Agreement, such party shall pay to the other party an amount equivalent to 5% of the consideration and compensate the other party for any losses it incurs as a result of the termination of the Proposed Agreement;

(ii)

in the event of late payment of the consideration by the Company, interest shall accrue on the unpaid portion of the consideration at the rate of 0.02% per day. If the consideration is not paid within 5 days from the due date of the same, CAD shall be entitled to terminate the Proposed Agreement and the Company shall pay an amount equivalent to 5% of the consideration to CAD as compensation;

(iii)

in the event that CAD fails to perform its filing and registration obligations in respect of the transfer of the Equity Interests under the Proposed Agreement, the Company shall be entitled to terminate the Proposed Agreement and CAD shall pay an amount equivalent to 5% of the consideration to the Company as compensation; and

(iv)

in the event that CAD fails to disclose, or CAD's disclosure omits, information on the assets or indebtedness of CIT, which may have a material adverse impact on the position of CIT or an impact on the consideration, the Company shall be entitled to terminate the Proposed Agreement and CAD shall pay an amount equivalent to 5% of the consideration to the Company as compensation. If the Company does not exercise its right to terminate the Proposed Agreement, CAD shall compensate the Company for any losses (attributable to the Equity Interests) that CIT may incur as a result of the relevant asset or indebtedness.

- 3 -

LETTER FROM THE BOARD

The Consideration is equivalent to the list price for the Equity Interests on CBEX, which was determined by CAD based on the Valuation Report prepared by Zhongyu Asset Evaluation Limited as part of the listing requirements of CBEX. The Valuation Report was available to the public bidders for assessment of the value of the Equity Interests. The Company intends to fund the Proposed Acquisition through internal resources.

At the Latest Practicable Date, the principal terms of the Proposed Agreement have been agreed between the Company and CAD, subject to other terms to be agreed between the Company and CAD. The Proposed Agreement, subject to finalization by the parties, has not yet been executed by the Company and is pending approval by the Independent Shareholders at the AGM. As the principal terms of the Proposed Agreement have been agreed, and subject to finalization, the Company does not expect there would be any material change to the principal terms of the Proposed Agreement.

If the proposed acquisition of the Equity Interests under the Proposed Agreement is not approved by the Independent Shareholders at the AGM, the earnest money in the sum of RMB30,000,000 (equivalent to approximately HK$35,700,000) paid by the Company to CBEX when submitting the bid would be forfeited and paid to CAD, in accordance with the terms of the opening bidding specified by CBEX.

III.	REASONS FOR AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY FROM THE PROPOSED ACQUISITION

In view of the complex structure of the Group and the intersect holdings of interests in various companies within the Group between the Company and Chinalco, the Directors consider that the Proposed Acquisition will simplify the Group's structure and improve the quality in managing CIT and corporate governance of the Group.

Having considered the above, the Directors (including the independent non-executive Directors) are of the view that the Proposed Acquisition (including the basis of the Consideration) is on normal commercial terms which are fair and reasonable and in the interests of the Company and its shareholders as a whole.

- 4 -

LETTER FROM THE BOARD

IV.	INFORMATION ON CIT

CIT is incorporated in the PRC with limited liability and is owned as to 90.5% by the Company and as to 9.5% by CAD. CIT is principally engaged in the trading of alumina and aluminum.

In accordance with PRC Generally Accepted Accounting Principles, the audited consolidated profits (before and after taxation and extraordinary items) attributable to the Equity Interests for the two financial years ended 31 December 2010 and 31 December 2009 are set out as follows:

	Year ended	Year ended
	31 December 2010	31 December 2009
	(RMB)	(RMB)

Profit before taxation and	81,705,713 (equivalent	60,087,519 (equivalent
extraordinary items	to approximately	to approximately
	HK$97,229,798)	HK$71,504,148)
Profit after taxation and	51,020,316 (equivalent	44,699,408 (equivalent
extraordinary items	to approximately	to approximately
	HK$60,714,176)	HK$53,192,296)

The net book value of the Equity Interests was approximately RMB132,320,169 (equivalent to approximately HK$157,461,001) as at 31 December 2010 and the appraised value of the Equity Interests was RMB115,346,929 (equivalent to approximately HK$137,262,846) as at 30 September 2010 based on the Valuation Report. The original cost of acquisition of the Equity Interests paid by CAD (i.e. the total amount of capital contribution made by CAD in respect of the Equity Interests) was RMB19,000,000 (equivalent to approximately HK$22,610,000).

V.	INFORMATION ON THE COMPANY, CAD AND CHINALCO

The Company (together with its subsidiaries) is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite, the production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

- 5 -

LETTER FROM THE BOARD

CAD is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company. CAD is principally engaged in the property development, operation and management, indoor and outdoor renovation, distribution of construction materials and non-ferrous metal products (except state-regulated products), and assets investment.

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, processing and trading of aluminum; (iii) mining, smelting, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) providing related engineering and technological services.

VI.	THE HONG KONG LISTING RULES IMPLICATIONS

Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules and CAD, being a wholly-owned subsidiary of Chinalco, is an associate of Chinalco for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Proposed Acquisition is more than 5% but less than 25%, the Proposed Acquisition constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules.

The Independent Board Committee has been established by the Board to consider the Proposed Acquisition and to advise the Independent Shareholders on the Proposed Acquisition and as to how they should vote on the resolution approving the Proposed Acquisition at the AGM. China Merchants Securities has been appointed as the independent financial adviser by the Company to make recommendations to the Independent Board Committee and the Independent Shareholders in relation to the Proposed Acquisition.

- 6 -

LETTER FROM THE BOARD

VII.	THE AGM

The Company will convene the AGM to consider and, if thought fit, approve, among other things, the Proposed Acquisition.

A notice convening the AGM is set out in the AGM Circular. A form of proxy and the reply slip for use at the AGM are enclosed with the AGM Circular. Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). In order to be valid, the above documents must be delivered to the H Share Registrar of the Company, Hong Kong Registrars Limited, room 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do.

Chinalco and its associates will abstain from voting on the resolution approving the Proposed Acquisition to be proposed at the AGM.

Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, the votes at the AGM in respect of the Proposed Acquisition will be taken by poll. The Company will announce the results of the poll in accordance with the Hong Kong Listing Rules following the AGM.

VIII.	CLOSURE OF H SHARE REGISTER OF MEMBERS

The H Share register of members is currently closed until (and inclusive of) Thursday, 14 April 2011 for the holding of the second extraordinary general meeting of the Company on Thursday, 14 April 2011 in compliance with the articles of association of the Company, during which period no transfer of H Shares will be effected. The H Share register will be reopened on Friday, 15 April 2011 to effect transfers of H Shares and will be closed again from Sunday, 1 May 2011 to Tuesday, 31 May 2011 (both days inclusive), during which period no transfer of H Shares will be effected. Shareholders whose names appear on the H Share Register of Members on at 4:30 p.m. on Friday, 29 April 2011 are entitled to attend and vote at the AGM after completing the registration procedures for attending the meeting. In order for the Shareholders to be qualified for attendance at the AGM, all transfer documents accompanied by the relevant H share certificates must be lodged with the Company's H Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, no later than 4:30 p.m. on Friday, 29 April 2011 for registration.

- 7 -

LETTER FROM THE BOARD

IX.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 9 to 10 of this Circular which contains its recommendation to the Independent Shareholders in respect of the Proposed Acquisition and the letter from China Merchants Securities set out on pages 11 to 18 of this Circular which contains its independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition.

The Board (including the independent non-executive Directors, but excluding Mr. Xiong Weiping and Mr. Lv Youqing, who had abstained from voting by reason of their management holding positions in Chinalco as well) is of the view that the Proposed Acquisition is conducted on normal commercial terms which are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend all Shareholders to vote in favour of the resolution approving the Proposed Acquisition to be proposed at the AGM.

X.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the Appendix to this Circular.

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and CEO

* For identification purpose only

- 8 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
To the Independent Shareholders	14 April 2011

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTION -
ACQUISITION OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL TRADING CO., Ltd. *

We refer to this Circular of the Company dated 14 April 2011 to the shareholders of the Company (the "Circular"), of which this letter forms part. Terms defined in this Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the Proposed Acquisition.

China Merchants Securities has been appointed by the Company as the independent financial adviser to advise you and us in this regard. Details of its recommendation, together with the principal factors and reasons it has taken into consideration in arriving at its recommendation are set out in its letter set out on pages 11 to 18 of this Circular.

Your attention is also drawn to the letter from the Board set out on pages 1 to 8 of this Circular and the additional information set out in the Appendix to this Circular.

* For identification purpose only

- 9 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having taken into account the terms of the Proposed Agreement and having considered the interests of the Company and the Independent Shareholders and the advice of China Merchants Securities, we consider that the Proposed Acquisition is conducted on normal commercial terms which are fair and reasonable and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders to vote in favour of the resolution approving the Proposed Acquisition to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Independent Board Committee
Aluminum Corporation of China Limited*
Zhang Zhuoyuan,
Wang Mengkui,
Zhu Demiao
Independent non-executive Directors

* For identification purpose only

- 10 -

LETTER FROM CHINA MERCHANTS SECURITIES

The following is the text of a letter of advice from China Merchants Securities to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, which has been prepared for the purpose of inclusion in this circular.

48th Floor
One Exchange Square
Central
Hong Kong

14 April 2011

To :	The Independent Board Committee and the Independent Shareholders
of Aluminium Corporation of China Limited*

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTION -
ACQUISITION OF EQUITY INTERESTS IN
CHINA ALUMINUM INTERNATIONAL TRADING CO., LTD.*

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition, particulars of which are set out in the letter from the Board (the "Letter from the Board") contained in this circular dated 14 April 2011 (the "Circular") issued by the Company, of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless otherwise defined.

As set out in the Letter from the Board, the Company has successfully bid the Equity Interests on CBEX. Chinalco, being the controlling shareholder of the Company, is a connected person of the Company for the purpose of the Hong Kong Listing Rules; and CAD, being a wholly-owned subsidiary of Chinalco, is an associate of Chinalco for the purpose of the Hong Kong Listing Rules. As the highest percentage ratio among all applicable percentage ratios (as defined in the Hong Kong Listing Rules) in respect of the Proposed Acquisition is more than 5% but less than 25%, the Proposed Acquisition constitutes a discloseable and connected transaction of the Company under the Hong Kong Listing Rules, and is therefore subject to the reporting and announcement requirements as well as the Independent Shareholders' approval requirement under the Hong Kong Listing Rules. Chinalco and its associates will abstain from voting on the resolution approving the Proposed Acquisition at the AGM.

* For identification purpose only

- 11 -

LETTER FROM CHINA MERCHANTS SECURITIES

The Independent Board Committee, comprising all the three independent non-executive Directors, namely Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao, has been established to advise the Independent Shareholders in relation to the Proposed Acquisition. We, China Merchants Securities, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

BASIS OF OUR OPINION

In formulating our advice and opinion, we have relied on the accuracy of the information and representations contained in the Circular, which have been considered to be complete and relevant, and the information obtained from the public domain. We have assumed that all statements, information and representations made or referred to in the Circular, for which the Directors are solely responsible for, were true, accurate and complete in all material respects at the time when they were made and will continue to be so as at the date of the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors in the Circular were reasonably made after due and careful enquiry and were based on honestly held opinions. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and the management of the Company and we have been advised by the Directors and the management of the Company that no material fact has been omitted from the information and representations provided, and referred to, in the Circular. We have no reason to suspect that any material information has been withheld by the Directors or the management of the Company. We have not, however, carried out any independent verification of the information provided to us by the Directors and the management of the Company and the information obtained from the public domain, nor have we conducted any independent investigation into the affairs, the business and financial position and the future prospects of each member of the Group and Chinalco and their respective shareholders, associates and business partners. Our opinion is based on the information and representations available to us as of the date of this letter. We have no obligation to update our advice and opinion to take into account circumstances and events occurring after the date of this letter. As a result, circumstances and events could occur prior to the approval of the Proposed Acquisition that, if known to us at the time when we had rendered our advice and opinion, would have altered our advice and opinion.

- 12 -

LETTER FROM CHINA MERCHANTS SECURITIES

BACKGROUND FOR THE PROPOSED ACQUISITION

CIT is a non-wholly owned subsidiary of the Company owned as to 90.5% by the Company and 9.5% by CAD, a subsidiary of Chinalco. In compliance with the relevant laws and regulations on transfer of state-owned properties in the PRC, CAD listed the Equity Interests, being all of its interests in CIT, on CBEX for open bidding by public bidders. On 21 December 2010, the Company submitted a bid for the Equity Interests at a bid price of RMB115,346,929 (equivalent to approximately HK$137,262,846), which is equivalent to the list price for the Equity Interests on CBEX. The Company, being the only bidder for the Equity Interests, successfully bid the Equity Interests. Upon completion of the Proposed Acquisition, CIT will become a wholly-owned subsidiary of the Company. Please refer to the section headed "The Proposed Agreement" in the Letter from the Board for the details of the payment terms of the Consideration and other material terms.

INFORMATION OF THE GROUP, CHINALCO, CAD AND CIT

The Group

The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world. It is principally engaged in the mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products, and the trading of other non-ferrous metal products.

Chinalco

Chinalco, the controlling shareholder of the Company, is a state-owned enterprise established in accordance with the laws of the PRC. It is principally engaged in (i) investment and operation management of state-owned assets; (ii) bauxite mining, alumina refining, smelting, processing and trading of aluminum; (iii) mining, smelting, processing and trading of rare metals and rare earth; (iv) mining, smelting, processing and trading of copper and other nonferrous metals; and (v) providing related engineering and technological services.

CAD

CAD is a wholly-owned subsidiary of Chinalco, the controlling shareholder of the Company. CAD is principally engaged in the property development, operation and management, indoor and outdoor renovation, distribution of construction materials and non-ferrous metal products (except state-regulated products), and assets investment.

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LETTER FROM CHINA MERCHANTS SECURITIES

CIT

CIT is incorporated in the PRC with limited liability and is owned as to 90.5% by the Company and as to 9.5% by CAD. CIT is principally engaged in the trading of alumina and aluminum.

In accordance with PRC Generally Accepted Accounting Principles, the audited consolidated profits (before and after taxation and extraordinary items) attributable to the Equity Interests for the two financial years ended 31 December 2009 and 31 December 2010 are set out as follows:

	Year ended	Year ended
	31 December 2010	31 December 2009
	(RMB)	(RMB)

Profit before taxation and extraordinary items	81,705,713	60,087,519
	(equivalent to	(equivalent to
	approximately	approximately
	HK$97,229,798)	HK$71,504,148)

Profit after taxation and extraordinary items	51,020,316	44,699,408
	(equivalent to	(equivalent to
	approximately	approximately
	HK$60,714,176)	HK$53,192,296)

The net book value of the Equity Interests was approximately RMB132,320,169 (equivalent to approximately HK$157,461,001) as at 31 December 2010 and the appraised value of the Equity Interests was RMB115,346,929 (equivalent to approximately HK$137,262,846) as at 30 September 2010 based on the Valuation Report. The original cost of acquisition of the Equity Interests paid by CAD (i.e. the total amount of capital contribution made by CAD in respect of the Equity Interests) was RMB19,000,000 (equivalent to approximately HK$22,610,000).

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LETTER FROM CHINA MERCHANTS SECURITIES

PRINCIPAL FACTORS CONSIDERED FOR THE PROPOSAL ACQUISITION

In formulating and giving our independent advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposal Acquisition, we have taken into consideration the following principal factors:

Reasons for the Proposed Acquisition

As advised by the Directors, in view of the complex structure of the Group and the intersect holdings of interests in various companies within the Group between the Company and Chinalco, the Directors consider that the Proposed Acquisition will simplify the Group's structure upon CIT becoming the wholly-owned subsidiary of the Company. In addition, the Group will be solely responsible for formulating all the strategic and operational policy of CIT, which will improve (i) the quality in managing CIT by the Group; and (ii) the corporate governance of CIT.

Having considered that (i) 90.5% equity interests of CIT is held by the Company at as the Latest Practicable Date and its business forms part of the principal businesses of the Group; and (ii) the Proposed Acquisition will simplify the Group's structure and improve the quality in managing CIT and the corporate governance of CIT, we concur with the Directors' view that the Proposed Acquisition is in the interests of the Company and the Independent Shareholders as a whole.

Basis in determining the Consideration

As stated in the Letter from the Board, the Consideration is equivalent to the list price for the Equity Interests on CBEX, which was determined by CAD based on the Valuation Report prepared by Zhongyu Asset Evaluation Limited, an independent valuer (the "Independent Valuer"), as part of the listing requirements of CBEX.

According to the Valuation Report, the appraised market value of entire equity interests in CIT is approximately RMB1,214.2 million as at 30 September 2010. Hence, the Consideration is in line with 9.5% of the appraised value of CIT as at 30 September 2010 as set out in the Valuation Report.

To assess the basis in determining the Consideration, we have reviewed the Valuation Report, discussed with the Independent Valuer and the management of the Group. We have noted and discussed with the Independent Valuer that they have considered three valuation approaches including the market approach, the income approach and the asset approach in valuing the entire equity interests in CIT.

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LETTER FROM CHINA MERCHANTS SECURITIES

The Independent Valuer is of the view that (i) the adoption of market approach was not appropriate as they were not aware of any comparable transactions in the market; and (ii) the adoption of income approach was also not appropriate due to the uncertainty in estimating the future income of CIT in view of CIT's business nature, which is principally engaged in trading of non-ferrous metal and related products. As such, the Independent Valuer adopted the asset approach to value the market value of the assets and liabilities of CIT so as to derive the appraised value of CIT. The Independent Valuer advised that it is a common valuation methodology for valuing the equity interests in similar business and is in compliance with relevant requirements of the State-owned Assets Supervision and Administration Commission of the State Council ("SASAC").

Based on the information provided by the management of the Group, we note that the net book value of the Equity Interests as at 31 December 2010 has increased by approximately 28%, as compared to that as at 30 September 2010. Taking into consideration that the Independent Valuer adopted the asset approach to value the Equity Interests, which derives the appraised value based on the market value of the assets and liabilities of CIT, we concur with the Directors' view that the increase in net book value of the Equity Interests as at 31 December 2010 would not have adverse impact on the appraised value of the Equity Interests as at 31 December 2010.

Given that the Consideration (i) is in line with the appraised value of the Equity Interests appraised by the Independent Valuer; (ii) the valuation approach is a commonly adopted methodology accepted by the SASAC in appraising the market value of CIT; and (iii) the increase in net book value of the Equity Interests as at 31 December 2010 would not have adverse impact on the appraised value of the Equity Interests as at 31 December 2010, we concur with the Directors' view that the basis in determining the Consideration is fair and reasonable so far as the Company and Independent Shareholder as a whole are concerned.

Possible financial effects of the Proposed Acquisition

Earnings

According to the annual results announcement for the year ended 31 December 2010 of the Company (the "2010 Annual Results Announcement"), the Group recorded a profit attributable to equity holders of the Company of approximately RMB778 million. CIT recorded a profit after taxation and extraordinary items attributable to the Equity Interests of approximately RMB51 million for the year ended 31 December 2010, representing approximately 6.6% of profit attributable to equity holders of the Company for the year ended 31 December 2010. Upon completion of the Proposed Acquisition, CIT will be accounted as a wholly-owned subsidiary of the Group and the Group will be able to consolidate the entire financial results of CIT into the financial statements of the Group without deducting any minority interests. We concur with the Directors that the Proposed Acquisition will not have any material adverse impact on the earnings of the Group.

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LETTER FROM CHINA MERCHANTS SECURITIES

Net assets value

According to the 2010 Annual Results Announcement, the Group recorded net assets value of approximately RMB57,187 million as at 31 December 2010. The net assets value of the Equity Interests as at 31 December 2010 was approximately RMB132 million, representing approximately 0.2% of net assets value of the Group. Upon completion of the Proposed Acquisition, the net assets value of CIT will be entirely consolidated into the financial statements of the Group without deducting any minority interests. We agree with the Directors that the Proposed Acquisition will not have any material impact on the net assets value of the Group.

Working capital

As stated in the Letter from the Board, the Proposed Acquisition will be financed by internal resources of the Group. According to the 2010 Annual Results Announcement, the Consideration represents approximately 1.2% of total cash of approximately RMB9,495.6 million of the Group as at 31 December 2010. Given the Group's strong cash position, we concur with the Directors' view that the Group will have sufficient financial resources to finance the Proposed Acquisition without affecting the normal operations of the Group.

Having considered the aforesaid financial effects arising from completion of the Proposed Acquisition on the Group's earnings, net assets value and working capital, the Directors are of the view, and we concur, that the Proposed Acquisition would not impose material adverse impact on the financial results and positions of the Group.

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LETTER FROM CHINA MERCHANTS SECURITIES

RECOMMENDATION

Taking into consideration of the above factors, we concur with the Directors' view that the Proposed Acquisition is (i) in the interests of the Company and its Independent Shareholders as a whole; and (ii) on normal commercial terms and fair and reasonable so far as the Company and Independent Shareholders as a whole are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolution regarding the Proposed Acquisition to be proposed at the AGM.

Yours faithfully,
For and on behalf of
China Merchants Securities (HK) Co., Limited

Ronald T.L. Wan	Christine Au
Managing Director	Executive Director
Investment Banking Department	Investment Banking Department

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APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This Circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein misleading.

2.	DISCLOSURE OF INTERESTS

Directors', Chief Executive's and Supervisors' Interests and Short Positions in the Shares, Underlying Shares and Debentures

At the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

3.	MATERIAL ADVERSE CHANGE

At the Latest Practicable Date, as far as the Directors are aware, there is no material adverse change in the financial or trading position of the Group since 31 December 2010, being the date to which the latest published audited accounts of the Group were made up to.

4.	MATERIAL LITIGATION

At the Latest Practicable Date, as far as the Directors are aware, no member of the Group was involved in any material litigation or arbitration and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

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APPENDIX	GENERAL INFORMATION

5.	EXPERT AND CONSENT

China Merchants Securities has given and has not withdrawn its written consent to the issue of this Circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following is the qualification of the expert who has provided its opinion or advice, which is contained in this Circular:

		Date of	Nature of
Name	Qualification	opinion	opinion or advice

China Merchants Securities	A corporation licensed to carry on type 1 (dealing in	14 April	Independent financial
(HK) Co., Limited	securities), type 2 (dealing in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance the independent financial adviser appointed by the Company to provide independent financial advice to the Independent Board Committee and the Independent Shareholders in respect of the Proposed Acquisition	2011	advisor's opinion

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

At the Latest Practicable Date, as far as the Directors are aware, China Merchants Securities did not have any direct or indirect interest in any assets which have been, since 31 December 2010, being the date to which the latest published accounts of the Company were made up, acquired or disposed of by or leased to, or were proposed to be acquired or disposed of by or leased to, any member of the Group.

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APPENDIX	GENERAL INFORMATION

6.	SERVICE CONTRACTS

At the Latest Practicable Date, none of the Directors had entered or was proposing to enter into any service contract with the Company or any other member of the Group, which is not terminable by the Group within one year without payment of compensation (other than statutory compensation).

7.	INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

At the Latest Practicable Date, none of the Directors or Supervisors had any interest in any assets which have been since 31 December 2010 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. At the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

8.	INTEREST IN COMPETING BUSINESS

At the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)

The secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(b)	The registered office of the Company is situated at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China.

(c)	The Hong Kong H Share registrar of the Company is Hong Kong Registrars Limited situated at 17M Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d)	The English text of this Circular and the proxy form shall prevail over their respective Chinese text in the case of inconsistency.

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APPENDIX	GENERAL INFORMATION

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this Circular up to and including Tuesday, 31 May 2011:

(a)	the letter from the Independent Board Committee, the text of which is set out in this Circular;

(b)	the letter from the Independent Financial Adviser, the text of which is set out in this Circular;

(c)	the written consent of China Merchants Securities as referred to in this appendix; and

(d)	the Proposed Agreement.

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About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary